Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

March 24, 2023

Welsbach Technology Metals Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is “Welsbach Technology Metals Acquisitions Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 27, 2021. The Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on December 27, 2021.

2.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) amends the Amended and Restated Certificate.

3.	This Amendment was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	The text of Article Fifth, paragraph E is hereby amended and restated to read in full as follows:

“E.	In the event that the Corporation does not consummate a Business Combination by (A) March 30 2023, or (B) up to September 30, 2023 if the Corporation elects to extend the amount of time to complete a Business Combination in accordance with paragraph G below and with the terms of the Trust Agreement (in any case, such date being referred to as the “Liquidation Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes divided by the total number of IPO Shares then outstanding.”

5.	The text of Article Fifth, paragraph G is hereby amended and restated to read in full as follows:

“G.	In the event that the Corporation does not consummate a Business Combination by March 30, 2023 (the “IPO Termination Date”), the Corporation may, by resolution of the Board if requested by the Corporation’s insiders or their affiliates, who may make such request but are not obligated to, extend the period of time to consummate a Business Combination up to six (6) times by an additional month each time (or up to September 30, 2023)(as so extended, the Final Termination Date, and together with the IPO Termination Date, the “Termination Date”); provided that, pursuant to the Investment Management Trust Agreement entered into between the Corporation and Continental Stock Transfer & Trust Company on December 27, 2021, as amended, the only way to extend the time available for the Corporation to consummate its initial Business Combination is for the Corporation’s insiders or their affiliates or designees, upon five days’ advance notice prior to each applicable deadline, to deposit into the Trust Account $125,000, on or prior to the date of the applicable deadline in exchange for a non-interest bearing, unsecured promissory note, convertible at the option of the holder, in full or in part, into units at a price of $10.00 per unit, which units will be identical to the private placement units issued in connection with the IPO and repayable upon closing of a business combination. The gross proceeds from such deposits shall be held in the Trust Account and used to fund the redemption of the IPO Shares in accordance with paragraph C above and/or with paragraph E above, as applicable. If the Corporation does not complete a Business Combination by the Termination Date, the loans will be repaid only from funds held outside of the Trust Account.”

IN WITNESS WHEREOF, Welsbach Technology Metals Acquisition Corp. has caused this Certificate of Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

By:	/s/ Daniel Mamadou
Name:	Daniel Mamadou
Title:	Chief Executive Officer